 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FLUIDIGM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

34385P108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Nicholas Khadder

Senior Vice President, General Counsel, and Secretary

7000 Shoreline Court, Suite 100

South San Francisco, CA 94080

Telephone: (650) 266-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,650,457	$307.19

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,352,308 shares of common stock of Fluidigm Corporation having an aggregate value of approximately $2,650,457 as of August 21, 2017 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated using a binomial lattice option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $115.90 for each $1,000,000 of the value of this transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Fluidigm Corporation, a Delaware corporation (“Fluidigm” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,352,308 shares of the Company’s common stock, whether vested or unvested, granted under the Plans (as defined below), including any respective sub plans thereunder, with an exercise price per share greater than $4.37 and greater than the closing price of a share of our common stock on the NASDAQ Global Select Market on the date the Exchange Offer expires, except as otherwise described in the Offer to Exchange (the “Eligible Options”).

These Eligible Options may be exchanged for new awards (“New Awards”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Awards dated August 23, 2017 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Launch Email to All Eligible Employees from FluidigmExchange@equitybenefits.com, dated August 23, 2017, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Employees: (I) the Form of Confirmation Email to Employees who Elect to Participate in or Withdraw From the Exchange Offer, attached hereto as Exhibit (a)(1)(D), (II) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E), (III) Form of Notice Email Announcing Final Offer Terms, attached hereto as Exhibit (a)(1)(F), (IV) the Form of Notice Email Announcing Expiration of Offer to Exchange Certain Outstanding Options for New Awards, attached hereto as Exhibit (a)(1)(G), (V) the Screenshots of the Company’s Offer Website, attached hereto as Exhibit (a)(1)(H), and (VI) the Employee FAQs, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to each employee of the Company or its subsidiaries who resides in or whose principal work location is in any of Canada, France, Germany, Italy, Japan, Malaysia, Singapore, the United Kingdom, and the United States as of the start of the offer and who remains so through the date Eligible Options tendered in the Exchange Offer are cancelled and the New Awards are granted. The non-employee members of the Company’s board of directors are not eligible employees and may not participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Fluidigm Corporation is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 7000 Shoreline Court, Suite 100, South San Francisco, California 94080, and the telephone number at that address is (650) 266-6000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Fluidigm” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the stock options (in the case of Eligible Employees having a title of Vice President or above, including our executive officers, and Eligible Employees who reside in or whose principal work location is in Canada), or restricted stock units (in the case of all other Eligible Employees), to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Number of New Awards; Expiration Date,” “6. Acceptance of options for exchange and issuance of New Awards,” and “9. Source and amount of consideration; terms of New Awards” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of Shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of New Awards; Expiration Date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange Eligible Options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of New Awards,” “7. Conditions of the offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of New Awards,” “12. Status of options acquired by us in the offer; accounting consequences of the offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Material income tax consequences and certain other considerations for Eligible Employees who reside outside the U.S.,” “16. Extension of offer; termination; amendment” and Schedules B through J attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 2011 Equity Incentive Plan (the “2011 Plan”), 2009 Equity Incentive Plan (the “2009 Plan”), and 1999 Stock Option Plan (the “1999 Plan”) and the DVS Sciences, Inc. 2010 Equity Incentive Plan (together with the 2011 Plan, the 2009 Plan, and the 1999 Plan, the “Plans”) attached hereto as Exhibits (d)(1), (d)(8), (d10), and (d)(12), respectively, the amendments to the plans attached hereto as Exhibit (d)(13), and related agreements attached hereto as Exhibits (d)(2), (d)(3), (d)(4), (d)(5), (d)(6), (d)(7), (d)(9), and (d)(11) are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of New Awards” and “12. Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purposes of the offer” and “9. Source and amount of consideration; terms of New Awards” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of New Awards” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Fluidigm,” “18. Additional information” and “19. Financial information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated August 23, 2017.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Form.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)	Form of Expiration Notice Email.

(a)(1)(H)	Screenshots from Offer Website.

(a)(1)(I)	Employee FAQS.

(b)	Not applicable.

(d)(1)	2011 Equity Incentive Plan of Fluidigm Corporation (incorporated by reference from Exhibit 10.4 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 28, 2011).

(d)(2)	Forms of U.S. agreements under the 2011 Equity Incentive Plan.

(d)(3)	Rules of the Fluidigm Corporation 2011 Equity Incentive Plan for Restricted Stock Unit Awards Granted to French Participants.

(d)(4)	Rules of the Fluidigm Corporation 2011 Equity Incentive Plan for Options Granted to French Participants.

(d)(5)	UK Sub-plan to the Fluidigm Corporation 2011 Equity Incentive Plan.

(d)(6)	Form of Restricted Stock Unit Agreement—Non–U.S. under the 2011 Equity Incentive Plan.

(d)(7)	Form of Stock Option Agreement—Non–U.S. under the 2011 Equity Incentive Plan.

(d)(8)	2009 Equity Incentive Plan of Fluidigm Corporation, as amended (incorporated by reference from Exhibit 10.3 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(9)	Forms of agreements under the 2009 Equity Incentive Plan (incorporated by reference from Exhibit 10.3A to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(10)	1999 Stock Option Plan of Fluidigm Corporation, as amended (incorporated by reference from Exhibit 10.2 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(11)	Forms of agreements under the 1999 Stock Option Plan (incorporated by reference from Exhibit 10.2A to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(12)	DVS Sciences, Inc.’s 2010 Equity Incentive Plan, as amended (incorporated by reference from Exhibit 4.3 to Fluidigm’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 21, 2014).

(d)(13)	Amendments to the Fluidigm Corporation 2011 Equity Incentive Plan, 2009 Equity Incentive Plan, and 1999 Stock Option Plan and the DVS Sciences, Inc. 2010 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Fluidigm’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2017).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

FLUIDIGM CORPORATION

/s/ Stephen Christopher Linthwaite
Stephen Christopher Linthwaite
Chief Executive Officer and President

Date: August 23, 2017

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Awards, dated August 23, 2017.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Form.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Form of Notice Email Announcing Final Offer Terms.

(a)(1)(G)	Form of Expiration Notice Email.

(a)(1)(H)	Screenshots from Offer Website.

(a)(1)(I)	Employee FAQS.

(b)	Not applicable.

(d)(1)	2011 Equity Incentive Plan of Fluidigm Corporation (incorporated by reference from Exhibit 10.4 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 28, 2011).

(d)(2)	Forms of U.S. agreements under the 2011 Equity Incentive Plan.

(d)(3)	Rules of the Fluidigm Corporation 2011 Equity Incentive Plan for Restricted Stock Unit Awards Granted to French Participants.

(d)(4)	Rules of the Fluidigm Corporation 2011 Equity Incentive Plan for Options Granted to French Participants.

(d)(5)	UK Sub-plan to the Fluidigm Corporation 2011 Equity Incentive Plan.

(d)(6)	Form of Restricted Stock Unit Agreement—Non–U.S. under the 2011 Equity Incentive Plan.

(d)(7)	Form of Stock Option Agreement—Non–U.S. under the 2011 Equity Incentive Plan.

(d)(8)	2009 Equity Incentive Plan of Fluidigm Corporation, as amended (incorporated by reference from Exhibit 10.3 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(9)	Forms of agreements under the 2009 Equity Incentive Plan (incorporated by reference from Exhibit 10.3A to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(10)	1999 Stock Option Plan of Fluidigm Corporation, as amended (incorporated by reference from Exhibit 10.2 to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(11)	Forms of agreements under the 1999 Stock Option Plan (incorporated by reference from Exhibit 10.2A to Fluidigm’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 3, 2010).

(d)(12)	DVS Sciences, Inc.’s 2010 Equity Incentive Plan, as amended (incorporated by reference from Exhibit 4.3 to Fluidigm’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 21, 2014).

(d)(13)	Amendments to the Fluidigm Corporation 2011 Equity Incentive Plan, 2009 Equity Incentive Plan, and 1999 Stock Option Plan and the DVS Sciences, Inc. 2010 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Fluidigm’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2017).

(g)	Not applicable.

(h)	Not applicable.